March 26, 2013

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-7010

Attn: Karl Hiller, Division of Corporation Finance

RE:	Atwood Oceanics, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 19, 2012

File No. 1-13167

Ladies and Gentlemen:

With respect to the comments of the staff to the captioned filing, on behalf of Atwood Oceanics, Inc. (the “Company”), we submit the following responses to your letter dated March 7, 2013, relating to the Company’s Form 10-K for the year ended September 30, 2012. The captions and numbers set forth in this letter correspond to the captions and numbers included in the staff’s letter of March 7, 2013. For your convenience, we are enclosing a copy of your March 7, 2013 letter.

Form 10-K for the Fiscal Year ended September 30, 2012

Selected Financial Data, page 24

Comment:

1.	We see that you disclose total rig counts along with utilization rates for “in-service rigs” that exclude “contractual downtime for shipyard projects” and “cold-stacked rigs which were not actively marketed.” Please expand your table to include in-service rig counts and utilization rates without such exclusions, also provide an accompanying narrative to describe the numerators and denominators utilized to clarify the manner by which utilization and the number of in-service rigs are measured for each year.

Response:

We propose to revise our future filings, beginning with our annual report on Form 10-K for the year ended September 30, 2013, to clarify the table as follows (only fiscal year 2012 figures are presented here for reference):

2012
FLEET DATA:
Rig count (at end of period)
All rigs	11
In-service rigs (1)	9
Utilization rate (2)
All rigs	82%
In-service rigs	100%

(1)	In-service rigs exclude idled rigs which are not actively marketed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Outlook” for further discussion of idled rigs.
(2)	Utilization rate is calculated by dividing the actual number of days a rig was under contract during the period by the number of days a rig is available to be under contract during the period, which excludes out of service time for planned shipyard projects between contracts.

We note the staff’s request that the Company disclose utilization rates without exclusions for “contractual downtime for shipyard projects.” In future filings, we intend to clarify that our utilization rates exclude “out of service time for planned shipyard projects between contracts” rather than “contractual downtime for shipyard projects.” We exclude such time from the denominator of our calculation because we believe it provides a more accurate representation of the marketability of our rigs that are available to work. We do not market our rigs to our customers as available to work during any period for which we have planned downtime in advance. Including such periods in our utilization rate calculations would only distort this measurement and provide an inaccurate view to investors of the marketability of our rigs.

Management’s Discussion and Analysis, page 25

Market Outlook

2.	Please expand your disclosure of industry-wide rig utilization rates and the number of rigs under construction in the last paragraph on page 25 and possibly the third from last paragraph on page 26 to contrast any non-company specific information with the corresponding figures that are company-specific, also address any differences in the manner of computation. You may refer to FRC 501.12.b.1 for further guidance.

Response:

The primary purpose of the section in question is to provide the reader with an update on the current status of the various rig markets defined by asset type. In the offshore drilling business, primary market indicators include utilization and day rates, both absolute levels and recent trends. We respectfully note that, in addition to the Fleet Data referenced in Question 1 above, we discuss the contract status of each of our rigs separately on page 26 and each of our rigs under construction on pages 26 and 27, which discussions are differentiated by rig type.

We also note that the industry-wide utilization rates disclosed on pages 25 and 26 represent the number of industry-wide rigs under contract at a specific point in time. The company-specific utilization rates we disclose (including the Fleet Data referenced in Question 1 above), however, represent the utilization of our rigs over a period. We do not provide a utilization rate for our rigs as of a specific point in time because, due to our limited number of rigs, it would be misleading to investors in that such rate could be significantly distorted if any single rig is experiencing a relatively brief period of down time or is not under contract as of such date.

3.	We note your disclosure on page 28 indicating you earned mobilization revenues for the Atwood Condor during the fourth quarter of 2012. Please reconcile this statement with the accounting policy disclosed on pages 37 and 48, indicating that fees received during periods of mobilization are deferred and recognized as drilling services are provided.

Response:

The recognition of revenue during the mobilization of the Atwood Condor during the fourth quarter is consistent with our disclosed Revenue Recognition and Deferred Fees and Costs policies. Our disclosures on pages 37 and 48 indicate that “fees received as compensation for relocating drilling rigs from one major operating area to another…are recognized as earned during the expected term of the related drilling contract, as are the day rates associated with such contracts.”

We recognize revenue pursuant to the provisions of ASC 605-35. The activities performed under our drilling contracts are a critical part of the construction of offshore oil and gas wells. As required under ASC 605-35, and as disclosed in our financial statements, revenue is recognized over the applicable term of our contracts as time is incurred, efforts are expended and materials are consumed.

We respectfully note that, as disclosed, the contract for the Atwood Condor commenced at the beginning of mobilization in the fourth quarter of fiscal year 2012. During the mobilization period, we undertook activities and consumed materials that were an integral part of, and necessary to perform under, the contract. We were paid a daily rate to compensate us for the time incurred, efforts expended and materials consumed, and thus, we recognized this daily rate as earned. Had the Atwood Condor contract commenced after mobilization (and hence after the fourth quarter of fiscal year 2012), all of the costs and any related “up front” or “lump sum” compensation would have been deferred as pre-contract activities and recognized over the expected term of the contract, consistent with the provisions of ASC 605-35 and our policy disclosures.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (713) 749-7902 if you have any further questions. Otherwise thank you for your attention to these matters.

Respectfully yours,

/s/ Mark L. Mey

Mark L. Mey

Senior Vice President, Chief Financial Officer